FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2003

Amcor Limited

(Translation of registrant’s name into English)

679 Victoria Street Abbotsford 3067

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☒   No  ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-0000869428

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant)

By:	/s/ Peter McDonnell
Peter McDonnell
GM Group Reporting

Date: 22/4/03.

For Release : Friday, March 28, 2003

AMCOR ANNOUNCES A$125 MILLION EXPANSION OF ITS WINE BOTTLE PLANT

Amcor announced today that it is building a second glass furnace on its existing wine bottle facility in Gawler, South Australia.

The new furnace will cost $125 million. The first output from the new facility will start mid 2005.  It will have a capacity of 200 million wine bottles per annum with production phased in to match contractual supply agreements.  This new investment reinforces Amcor’s commitment to this fast-growing industry.

With the construction of the second furnace, the site will be producing 400 million premium wine bottles per annum with bottle shapes and colours that cover over 88% of the total market.

Operating costs will be reduced through lower overheads and better asset utilisation.  The working capital to sales ratio will be substantially reduced through greater manufacturing flexibility.

Strong customer demand for Amcor’s premium wine bottles has enabled new long term supply agreements to be both extended and upgraded, underpinning demand for the new furnace.

Amcor’s Managing Director, Russell Jones, said: “The existing wine bottle plant commenced production in May 2002 and has been an outstanding success.

“The wine industry continues to be one of the fastest-growing industries in Australia with export growth last year of 26% and future growth expected to remain strong.

“Strong industry support, including long term supply agreements, underpin volumes for a second furnace.

“Having a two furnace facility delivers a lower cost base and improved manufacturing flexibility that will further enhance customer service and value.

“The existing plant was profitable in the first six months of operations and is on target to deliver a 15% return on investment.  The long term supply agreements that support the second furnace will ensure a return in excess of 15% is achieved for this new investment.

“With the building of the second furnace, Amcor will be a substantial supplier of wine bottles in Australia.

“The plant is located in the heart of the major wine producing region and its modern technology and high production efficiencies ensures it is Australia’s low cost producer.”

ENDS

For further information please contact: Russell Jones Managing Director Ph: +61 3 9226 9001	John Murray Executive General Manager, Corporate Affairs Ph: +61 3 9226 9005
Amcor Limited ABN 62 000 017 372 679 Victoria Street Abbotsford Victoria 3067 Australia GPO Box 1643N Melbourne Victoria 3001 Australia Tel: 61 3 9226 9000 Fax: 61 3 9226 9050 www.amcor.com